FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 10 May 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R (1) (a) I give details of changes in the interests of Mr Philip Thomson, a Person Discharging Managerial Responsibilities, in the ordinary shares of GlaxoSmithKline plc (the "Company") following the exercise of nil cost options over 1,087 and 411 ordinary shares on 9 May 2016, granted on 28 February 2013, which vested on 28 February 2016 under the GlaxoSmithKline Deferred Annual Bonus Plan. The Company delivered the net of tax value in shares being 778. The fair market value of an ordinary share at the points of exercise on 9 May 2016 was £14.53 and £14.54 respectively.

The Company and Mr Thomson were advised of these transactions on 10 May 2016.

V A Whyte
Company Secretary

10 May 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 10, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc